UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 3)

TANGOE, INC.

(Name of Issuer)

Common Stock, $.0001 Par Value Per Share

(Title of Class of Securities)

87582Y108

(CUSIP Number)

Vector Capital IV L.P.

Vector Capital Partners IV, L.P.

Vector Entrepreneur Fund III, L.P.

Vector Capital Partners III, L.P.

Vector Capital, L.L.C.

Alexander R. Slusky

c/o Vector Capital Management, L.P.

One Market Street, Steuart Tower, 23rd Floor

San Francisco, CA 94105

Telephone: (415) 293-5000

With a copy to: Paul Hastings LLP 55 Second Street, Suite 2400 San Francisco, CA 94105 Telephone: (415) 856-7000 Attn: Steve L. Camahort

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WK, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

2

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

3

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Entrepreneur Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

4

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Vector Capital, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 87582Y108

1.	Names of Reporting Persons: Alexander R. Slusky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 13D filed with the Securities and Exchange Commission on behalf of Vector Capital IV, L.P., a Delaware limited partnership (“VC IV”), Vector Capital Partners IV, L.P., a Cayman Islands limited partnership (“VCP IV”), Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VEF III”), Vector Capital Partners III, L.P., a Cayman Islands limited partnership (“VCP III”), Vector Capital, L.L.C., a Delaware limited liability company (“VC” and together with VC IV, VCP IV, VEF III and VCP III, “Vector”), and Alexander R. Slusky, an individual (“Mr. Slusky” and collectively with Vector, the “Reporting Persons”) on November 16, 2015 (the “Initial 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on September 9, 2016 (“Amendment No.1”), as amended by Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on January 3, 2017 “Amendment No. 2”, together with the Initial 13D and Amendment No. 1, the “Schedule 13D”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, on behalf of the Reporting Persons to amend certain information previously reported by the Reporting Persons in the Schedule 13D by adding the information set forth below to the items indicated. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 2 have the same meanings as those set forth in the Schedule 13D. This Amendment No. 3 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

As previously disclosed, on April 27, 2017, the Issuer entered into an Agreement and Plan of Merger by and among the Issuer, Asentinel, LLC (“Asentinel”) and TAMS Inc. (“TAMS”), pursuant to which, among other things, TAMS commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.00001 per share, of the Company (the “Common Stock”) at a price of $6.50 per share. The Reporting Persons tendered all of their shares of Common Stock into the Offer.

On June 15, 2017, TAMS accepted for payment, and thereby purchased, all shares of Common Stock validly tendered and not withdrawn in the Offer, including those shares tendered by the Reporting Persons. As a result the Reporting Persons no longer beneficially own any Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is deleted in its entirety and replaced with the following:

(a) As described in Item 4 above, as a result of the completion of the Offer, the Reporting Persons ceased to beneficially own any Common Stock.

(b) As described in Item 4 above, as a result of the completion of the Offer, the Reporting Persons ceased to beneficially own any Common Stock.

(c) Except as described in Item 4 above, the Reporting Persons have not effected any transactions in shares of Common Stock within the past 60 days.

(d) Not applicable.

(e) As described in Item 4 above, as a result of the completion of the Offer, the Reporting Persons ceased to beneficially own any Common Stock on June 15, 2017.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated June 20, 2017

VECTOR CAPITAL IV, L.P.

By: VECTOR CAPITAL PARTNERS IV, L.P., its general partner

By: VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

By: VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Director

VECTOR CAPITAL PARTNERS IV, L.P.

By: VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

By: VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Director

VECTOR ENTREPRENEUR FUND III, L.P.

By: VECTOR CAPITAL PARTNERS III, L.P., its general partner

By: VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

By: VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Director

VECTOR CAPITAL PARTNERS III, L.P.

By: VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

VECTOR CAPITAL, L.L.C.

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky